  TG THERAPEUTICS, INC.
52 Gansevoort Street, 9th Floor
New York, New York 10014

September 5, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:
TG Therapeutics, Inc. (CIK 0001001316)

Application for Withdrawal of Registration Statement on Form S-3 filed on

August 30, 2019 (File No. 333-233565)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, (the “Securities Act”), TG Therapeutics, Inc., a Delaware corporation (the “Company”), hereby requests the immediate withdrawal of the Company's registration statement on Form S-3, which was initially filed with the Securities and Exchange Commission (the “Commission”) on August 30, 2019 under File Number 333-233565 (together with all exhibits thereto, the “Registration Statement”). The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold under the Registration Statement.

The Company intended to file the Registration Statement under submission type “S-3ASR” as an automatic shelf registration statement of securities of a well-known seasoned issuer, but due to an incorrect coding of the EDGAR submission header, the Registration Statement was treated as a submission type “S-3” rather than an immediately-effective “S-3ASR” submission. The Company is therefore requesting that the Registration Statement be immediately withdrawn.

Following the withdrawal, the Company plans to file a replacement Registration Statement under submission type “S-3ASR.”

Should you have any questions regarding the foregoing application for withdrawal, please contact Mark McElreath, our legal counsel in connection with the Registration Statement, at (212) 210-9595 or mark.mcelreath@alston.com.

Very truly yours,

TG Therapeutics, Inc.

By:	/s/ Sean A. Power
Sean A. Power
Chief Financial Officer
Principal Financial and Accounting Officer